Filed by Trimeris, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 (the “Securities Act”) and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Securities Act File Number: 333-175512

Subject Company: Trimeris, Inc.

Exchange Act File Number: 000-23155

Joint Press Release of Trimeris, Inc. and Synageva BioPharma Corp. Issued on October 13, 2011

SYNAGEVA BIOPHARMA AND TRIMERIS ANNOUNCE SPECIAL MEETINGS OF STOCKHOLDERS TO

APPROVE MERGER

- Special Meeting of Stockholders to Vote on Proposed Merger Scheduled for November 2, 2011 -

LEXINGTON, Mass. and DURHAM, N.C., October 13, 2011 –Synageva BioPharma Corp. (“Synageva”), and Trimeris, Inc. (NASDAQ: TRMS) (“Trimeris”), announced today that each company will hold a special meeting of its stockholders on Wednesday, November 2, 2011, to consider and vote on certain matters in connection with the proposed merger of Synageva and Trimeris, pursuant to the Agreement and Plan of Merger, dated June 13, 2011. The Board of Directors and Special Committees for both Synageva and Trimeris have recommended approval of the merger and encourage stockholders to vote “FOR” the respective proposals of each company as set forth in the proxy statement. Synageva and Trimeris have set the close of business on September 23, 2011 and September 21, 2011, respectively, as the record date for the determination of their respective stockholders entitled to vote at their respective special meetings of stockholders.

Synageva and Trimeris stockholders are encouraged to read the definitive proxy statement in its entirety as it provides, among other things, a detailed discussion of the process that led to the proposed merger.

About Synageva BioPharma Corp.

Synageva is a clinical stage biopharmaceutical company focused on the discovery, development, and commercialization of therapeutic products for patients with life-threatening rare diseases and unmet medical need. SBC-102 has been granted orphan designations by the U.S. Food and Drug Administration (“FDA”) and the European Medicines Agency, and fast track designation by the FDA. Synageva has several protein therapeutics in its pipeline, including two enzyme replacement therapies for lysosomal storage disorders and two programs for life-threatening genetic conditions for which there are currently no approved treatments. The company has assembled a team with a proven record of bringing orphan therapies to patients.

On June 13, 2011, Synageva announced that it had entered into a definitive agreement pursuant to which Synageva will merge with Trimeris, Inc. (NASDAQ: TRMS) in an all-stock transaction. Upon closing, the combined company will be named Synageva BioPharma Corp., and will create a publicly-traded company focused on the development of novel therapeutics for patients with rare diseases and unmet medical need.

Further information regarding Synageva BioPharma Corp. is available at http://www.synageva.com.

About Trimeris, Inc.

Trimeris, Inc. (NASDAQ: TRMS) pioneered the development of a class of antiviral drug treatments called fusion inhibitors. Trimeris’ currently marketed product is FUZEON, an anti-HIV fusion inhibitor which was developed by Trimeris in collaboration with Roche. Substantially all of Trimeris’ revenues are derived from its collaboration with Roche relating to FUZEON. For more information about Trimeris, please visit the company’s website at http://www.trimeris.com.

Important Merger Information and Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of Trimeris or Synageva or the solicitation of any vote or approval. In connection with the proposed merger, Trimeris filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective, a Registration Statement on Form S-4 that includes a joint proxy statement/prospectus of Synageva and Trimeris and that also constitutes a prospectus of Trimeris. The definitive joint proxy statement of Trimeris and Synageva has been mailed to the stockholders of Trimeris and the stockholders of Synageva. Investors are strongly urged to read the definitive joint proxy statement/prospectus regarding the proposed merger and other documents filed with the SEC by Trimeris, because they contain important information about Trimeris, Synageva and the proposed merger.

Investors and security holders of Trimeris and Synageva may obtain free copies of the definitive joint proxy statement/prospectus for the proposed merger and other documents filed with the SEC by Trimeris through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Trimeris will be able to obtain free copies of the joint proxy statement/prospectus for the proposed merger by directing a request for such filing to (i) Trimeris, Inc., 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713, Attention: Corporate Secretary or (ii) Trimeris’ proxy solicitor, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling MacKenzie Partners, Inc. at (800) 322-2885 (toll free) or (212) 929-5500 (call collect). Investors and security holders of Synageva will be able to obtain free copies of the joint proxy statement/prospectus for the merger by contacting Synageva BioPharma Corp., Attn: Secretary, 128 Spring Street, Suite 520, Lexington, MA 02421.

Trimeris and Synageva, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Trimeris and Synageva. Information regarding Trimeris’ directors and executive officers is contained in Trimeris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed with the SEC on March 14, 2011, and in its proxy statement prepared in connection with its 2010 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2010. Information regarding Synageva’s directors and officers and a more complete description of the interests of Trimeris’ and Synageva’s respective directors and officers in the proposed transaction is available in the definitive joint proxy statement/prospectus of Trimeris and Synageva filed by Trimeris with the SEC on October 12, 2011.

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Contact for Synageva: Kelley Forrest Tel: (781) 357-9900 kelley.forrest@synageva.com	Contact for Trimeris: James Thomas Tel: (919) 806-4682 jthomas@trimeris.com